UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number: 001-43083

PicS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Manuel Bandeira, 291

Block A, 2nd floor

São Paulo — SP, 05317-020, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press Release
99.2	Earnings Release
99.3	Earnings Presentation
99.4	Audited Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2026

PicS N.V.

By:	/s/ Eduardo Chedid Simões
Name:	Eduardo Chedid Simões
Title:	Executive Director and Chief Executive Officer

By:	/s/ Rodrigo Luís Rosa Couto
Name:	Rodrigo Luís Rosa Couto
Title:	Chief Financial Officer

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